The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET

09-10

SASKATCHEWAN:
STRONG AND STEADY

MID-YEAR REPORT

Mid-Year Report
Government of Saskatchewan
November 19, 2009

TABLE OF CONTENTS

MID-YEAR REPORT
Introduction	1
Economic Update	3
Financial Overview	11
Borrowing and Debt	18
GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF - Statement of Revenue	22
GRF - Statement of Expense	23
GRF - Statement of Debt	24
SUMMARY FINANCIAL STATEMENT INFORMATION
Summary Financial Statement Update	25
SUMMARY FINANCIAL STATEMENT TABLES
Summary Statement of Surplus	28
Summary Statement of Debt	30
APPENDICES
1. Potash Forecast Update	31
2. Oil Forecast Update	34
3. Corporate Income Tax Update	36
4. 2009-10 GRF Expense Restraint	37
5. Dividends From Crown Investments Corporation
Of Saskatchewan (CIC)	40

Mid-Year Report 2009-10/ Budget Update

MID-YEAR REPORT

Introduction

The 2009-10 Mid-Year Report shows that the Saskatchewan economy, like every other province, has been impacted by the global economic slowdown. This is most pronounced in the potash sector as the industry struggles through its lowest level of sales since 1972. As a result, forecasts for real and nominal GDP are lower than forecast at budget.

Saskatchewan’s economy is forecast to decline at rates of 2.9 per cent in real terms and 11.9 per cent in nominal terms. Both projections are lower than what was forecast in the 2009-10 Budget largely due to the unprecedented annual decline in potash sales and production. In addition, larger-than-expected contractions in the Canadian and U.S. economies, lower oil and gas drilling activity, and an increase in the value of the Canadian dollar have all negatively impacted economic growth this year.

However, the Saskatchewan economy has remained resilient. Population growth remains strong and employment growth in Saskatchewan leads the nation. Private sector forecasters, on average, expect Saskatchewan’s economy to outperform all but one other province in 2009. The outlook for 2010 remains bright – Saskatchewan is forecast to have the highest rate of economic growth in Canada next year by private sector analysts.

The economic slowdown has translated into a decline in General Revenue Fund (GRF) revenue, in particular, potash revenue.

At mid-year, potash revenue is forecast to be only $109.0 million, a decline of $1.8 billion from budget, or $528.6 million less than first quarter. To compensate for this revenue shortfall and maintain a balanced budget, capital deferrals and spending restraint are necessary. Higher federal transfers related to Saskatchewan infrastructure spending, and an additional $460.0 million CIC dividend – funded from the Saskferco sale proceeds – are also included in the mid-year fiscal update.

A transfer of $564.3 million will be made from the Growth and Financial Security Fund (GFSF) to ensure that the budgeted $424.5 million GRF surplus remains intact and that government debt remains unchanged at $4.2 billion.

The GFSF is projected to have a balance of $650.8 million at the end of 2009-10.

Mid-Year Report 2009-10/ Budget Update    1

The GRF’s financial outlook will be updated following the end of the third quarter of 2009-10.

2   Mid-Year Report 2009-10/ Budget Update

Economic Update

INTRODUCTION

Like other provincial economies this year, the Saskatchewan economy has been impacted by the global economic slowdown.

Real GDP is now forecast to fall by 2.9 per cent in 2009, while nominal GDP is forecast to fall by 11.9 per cent.

Yet this province’s economy has proved resilient, with both population and average employment up considerably. The same cannot be said of most other provincial economies.

For 2010, the outlook remains bright as economies around the world begin to recover from one of the worst global recessions in years. Saskatchewan real and nominal GDP is forecast to grow by 2.4 per cent and 3.1 per cent, respectively.

EXTERNAL CONDITIONS

The Canadian economy is now forecast to contract at an annual rate of 2.1 per cent in 2009, down 1.3 percentage points from the 2009-10 Budget assumption. Likewise, U.S. real GDP is expected to decline by 2.6 per cent, 0.6 percentage points lower than the 2009-10 Budget assumption.

In the first and second quarters of 2009, the Canadian economy contracted at annual rates of 6.1 per cent and 3.4 per cent, respectively.

The U.S. economy slumped at annual rates of 6.4 per cent and 0.7 per cent in the first two quarters, but bounced back at an annual rate of 3.5 per cent in the third quarter.

Economic growth is expected to return to both countries in 2010 as the heavy doses of fiscal and monetary stimulus applied early on this year prop up next year’s real GDP growth to 2.9 per cent in Canada and 2.3 per cent in the United States.

Interest rates proved to be significantly lower than originally expected because of the recession. Canadian short-term interest rates are now projected to average 0.34 per cent this year and, in view of the expected slow and still fragile recovery, increase to only 0.65 per cent in 2010. Canadian short-term interest rates averaged 0.36 per cent in the first 10 months of 2009.

As the recovery begins to stand on firmer ground – in late 2010 or early 2011 – central banks are expected to raise interest rates to keep a lid on ensuing inflation.

Mid-Year Report 2009-10/ Budget Update    3

CANADIAN ECONOMIC OUTLOOK

	2009-10 Budget			2009-10 Mid-Year
	2009	2010	2011	2009	2010	2011
Real GDP Growth (%)	-0.8	2.7	2.8	-2.1	2.9	3.6
CPI Growth (%)	1.3	2.1	2.0	0.6	2.2	2.4
Short-term Interest Rate (%)	2.01	2.11	2.86	0.34	0.65	3.65
Long-term Interest Rate (%)	3.78	4.03	5.28	3.89	3.62	4.53
Canadian Dollar (US cents)	84.10	88.20	94.34	88.5	99.0	99.0

The value of the Canadian dollar averaged 86.67 US cents in the first 10 months of 2009. The value of the Canadian dollar is projected to average 88.5 US cents in 2009 as it continues to rise towards parity in the remainder of 2009 and in 2010.

The Canadian dollar’s expected ascent is predicated on a weak U.S. dollar. It will also find strength in stronger economic fundamentals, higher interest rates and a favourable outlook for oil prices.

SASKATCHEWAN’S ECONOMIC PERFORMANCE AND OUTLOOK

2009 YEAR-TO-DATE INDICATORS

Between July 1, 2008 and July 1, 2009, Saskatchewan’s population grew by 16,509. Saskatchewan’s annual population growth rate was the third highest of all provinces and territories during this period.

Overall employment numbers have been just as impressive, if not more so. At a time when most provinces lost jobs, Saskatchewan managed to create, on average, 9,030 in the first 10 months of this year over the same period in 2008.

Furthermore, the gains made in employment so far this year have not been confined to just one or two sectors. Rather, the growth has been dispersed across several.

Yet the effects of the global economic slowdown are showing up in numerous other economic indicators. After years of robust growth, many economic indicators have weakened this year.

Thus far, retail sales, wholesale trade, the value of building permits, manufacturing sales and international exports have all declined from the exceptionally high

4   Mid-Year Report 2009-10/ Budget Update

SASKATCHEWAN 2009 ECONOMIC INDICATORS

	2006	2007	2008	July 1, 2009	Change from July 1, 2008
Population	992,122	1,000,139	1,013,620	1,030,129	16,509
Per Cent Change Unless Noted Otherwise				2009 (year-to-date)	January through
Employment growth (000s)	8.1	10.2	11.0	9.0	Oct
Unemployment rate (%)	4.7	4.2	4.1	4.9	Oct
Consumer Price Index	2.0	2.9	3.2	1.2	Sep
Average employment weekly earnings	3.9	5.4	4.8	2.7	Aug
Volume of oil production	2.2	-0.1	3.1	-2.1	Jul
Volume of natural gas production	1.0	-7.7	-7.3	-5.3	Jul
Volume of potash production	-21.8	30.6	-9.2	-61.6	Jul
Value of oil sales	18.0	6.0	59.6	-45.9	Jul
Value of natural gas sales	-21.1	-12.3	13.9	-55.2	Jul
Value of potash sales	-18.1	37.6	142.7	-58.4	Jul
Total oil and gas wells drilled	1.3	-10.4	17.2	-61.1	Sep
Value of manufacturing sales	2.6	4.5	18.9	-11.5	Aug
Value of international exports	8.9	19.4	55.2	-26.5	Aug
Value of retail sales	6.5	13.0	10.6	-3.4	Aug
Value of wholesale trade	2.1	17.3	41.0	-19.1	Aug
Number of new vehicles sold	1.7	14.1	8.6	-11.6	Aug
Value of building permits	25.7	44.6	32.8	-24.2	Sep
Number of housing starts	8.1	61.7	13.7	-54.1	Sep

levels recorded last year, though still at levels above 2007.

After exceptionally strong growth last year, consumer spending has showed signs of weakening, despite population and employment growth. For example, the value of retail sales through the first eight months of this year was down 3.4 per cent over the same period in 2008.

Mid-Year Report 2009-10/ Budget Update    5

Potash sales have fallen substantially this year, leading to large cutbacks in production. Through the first seven months of 2009, potash production was down 61.6 per cent from the same period in 2008.

Oil and gas production through the first seven months of 2009 was also down over the same period in 2008, albeit only slightly relative to potash.

Oil and gas drilling is down considerably. Through the first nine months of 2009, there were 53.8 per cent fewer oil wells drilled in Saskatchewan than in the same period in 2008.

Similarly, the number of gas wells drilled fell 77.2 per cent. Weaker oil and gas prices as compared to last year and decreased access to investment capital are significant reasons.

Also weighing on overall business investment this year is the number of housing starts, down roughly 54.1 per cent through the first three quarters of this year over the same period last year.

SUMMARY OF MAJOR COMMODITY PRICE ASSUMPTIONS

	2009-10 Budget			2009-10 Mid-Year
	2009	2010	2011	2009	2010	2011
WTI Oil (US$ per barrel)	45.00	60.00	70.00	59.00	70.00	75.00
Natural Gas (C$ per GJ)	6.25	7.00	7.50	3.50	4.50	5.50
Potash (C$ per K2O tonne) [1]	1,079.52	1,045.77	999.76	840.72	734.47	748.69
Potash (US$ per KCl tonne) [1]	553.80	562.65	575.34	453.86	443.55	452.13
Wheat (C$ per tonne) [2]	199.26	193.75	203.33	162.05	193.75	203.33
Canola (C$ per tonne) [2]	398.52	498.00	497.00	422.23	498.00	497.00
Barley (C$ per tonne) [2]	172.90	203.67	203.67	124.07	203.67	203.67
[1] The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.
[2] Crop year basis.
Source: Ministry of Energy and Resources, Ministry of Agriculture

6   Mid-Year Report 2009-10/ Budget Update

SASKATCHEWAN ECONOMIC FORECAST SUMMARY
(Per cent Change Unless Otherwise Noted)

	2009-10 Budget			2009-10 Mid-Year
	2009	2010	2011	2009	2010	2011
Real GDP	2.1	2.9	2.1	-2.9	2.4	2.0
Nominal GDP	-4.0	5.9	4.4	-11.9	3.1	6.3
CPI	2.1	2.5	2.5	1.1	2.0	2.0
Employment growth (000s)	11.5	7.6	3.1	7.7	1.9	2.9
Unemployment rate (%)	4.0	3.8	3.9	4.9	5.3	5.2
Retail Sales	5.0	6.3	5.3	-3.3	4.4	4.6

SASKATCHEWAN’S ECONOMIC OUTLOOK

In the 2009-10 Budget, the Ministry of Finance had forecast Saskatchewan real GDP to grow by 2.1 per cent in 2009. Nominal GDP was forecast to decline by 4.0 per cent.

These forecasts were based on a set of assumptions, including those concerning commodity production and prices, Canadian and U.S. economic growth and the value of the Canadian dollar.

ESTIMATED IMPACT OF FORECAST ASSUMPTION REVISIONS ON THE 2009-10 BUDGET FORECAST

	Real GDP Growth	Nominal GDP Growth
2009-10 Budget Forecast (per cent)	2.1	-4.0
Forecast Assumptions	Impact of Revised Assumptions (percentage points)
Potash production	-2.0	-6.2
Potash price	0.0	-2.9
Number of oil and natural gas wells drilled	-1.3	-1.5
WTI oil price	0.0	4.2
Volume of oil sales	-0.7	-0.6
Crop production	0.5	0.5
Canadian dollar	-0.7	-0.9
Other	-0.8	-0.5
Total Impact	-5.0	-7.9
2009-10 Mid-Year Forecast (per cent)	-2.9	-11.9

All of these assumptions have been updated and incorporated into the latest economic forecast.

When taken together, the impact of these changes in conditions, relative to what was assumed, will reduce 2009 real GDP growth by five percentage points and nominal GDP growth by almost eight percentage points.

Mid-Year Report 2009-10/ Budget Update    7

The lack of performance in the potash sector is far and away the largest single contributor to this deterioration in forecasted economic growth.

The 2009 potash production assumption now stands at 4.4 million K2O tonnes, as compared to the 2009-10 Budget assumption of 10.2 million K2O tonnes.

As well, the price of potash is now anticipated to average US$453.86 per KCl tonne (C$840.72 per K2O tonne) this year, nearly US$100 per KCl tonne (C$238.80 per K2O tonne) lower than the 2009-10 Budget assumption of US$553.80 per KCl tonne (C$1,079.52 per K2O tonne), although still high by historical standards.

In fact, except for the price of oil, which has averaged US$57.00 per barrel through the first nine months of 2009, price assumptions for most of the major commodities in 2009 are lower now than what was assumed in the 2009-10 Budget. The primary effect of these revisions will be to lower the nominal growth forecast.

Assumptions related to mining investment have also been revised down to reflect current drilling levels through the first nine months of 2009.

The assumptions for oil sales and production have been revised in light of current data, as has the Canadian dollar assumption. Each of these revisions has had the effect of lowering the growth forecast.

The size of crop can be a significant determinant of Saskatchewan GDP growth. The latest estimate suggests that Saskatchewan farmers will harvest approximately 27.3 million tonnes of principal field crops this year, about 8.5 per cent below last year’s level but 12.7 per cent above the 10-year average and 6.2 per cent above the 2009-10 Budget assumption of 25.7 million tonnes.

There remains some risk, however, to the crop production assumption given that the harvest is not yet complete.

Real GDP is now forecast to decline by 2.9 per cent in 2009. Nominal GDP is forecast to fall by 11.9 per cent.

Positive growth is anticipated to resume in 2010 as global demand improves. Potash sales and production, in particular, are expected to return to more normal levels.

Employment in Saskatchewan has held up far better than in any other province, particularly in the first half of 2009. Like many other economic indicators, however, it has trended down in recent months. As a lagging indicator, employment is forecast to rise by just 1,900 in 2010, after a projected 7,700 increase in 2009.

8   Mid-Year Report 2009-10/ Budget Update

PRIVATE SECTOR FORECASTS

Since the 2009-10 Budget was released, private sector forecasters have revised their 2009 real GDP growth forecasts downwards for all provincial economies. Though individual forecasts vary, an average of private sector forecasts indicates all provincial economies are now anticipated to contract this year.

PRIVATE SECTOR REAL GDP GROWTH FORECASTS (PER CENT CHANGE)

Province	2009	Rank	2010	Rank
NL	-3.5	9th	2.6	2nd
PE	-0.7	4th	1.7	7th
NS	-0.6	3rd	2.0	6th
NB	-0.7	4th	2.0	6th
QC	-1.6	5th	2.2	5th
ON	-3.2	8th	2.3	4th
MB	-0.2	1st	2.4	3rd
SK	-0.5	2nd	2.8	1st
AB	-2.5	7th	2.6	2nd
BC	-2.3	6th	2.8	1st
CA	-2.4		2.4

The average of private sector forecasts also indicates that Saskatchewan real GDP will decline by 0.5 per cent in 2009 –ranging from a 2.6 per cent decline to growth of 0.9 per cent. While negative, this average remains the second best economic performance among all provinces in 2009.

A return to positive growth is expected for all provinces in 2010.

For the most part, the largest growth in 2010 is expected in provinces with the largest declines in 2009, this is not the case for Saskatchewan. As indicated earlier, the Saskatchewan economy is expected to perform second best in 2009 among all provinces. For 2010, Saskatchewan is expected to have the strongest growth.

As for employment, the private sector is forecasting average employment to rise by 8,800 (or 1.8 per cent) this year and 5,300 (or 1.1 per cent) in 2010.

Mid-Year Report 2009-10/ Budget Update    9

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN

(Per Cent Change)	2009	2010	Release Date (2009)
Conference Board of Canada	-2.6	3.7	Nov
IHS Global Insight	0.9	1.9	Jul
The Centre for Spatial Economics	-0.8	2.3	Jun
TD Bank	-1.1	2.3	Nov
BMO	0.2	2.9	Oct
CIBC	0.0	2.3	Oct
Scotiabank	0.4	3.3	Oct
RBC	-1.3	3.6	Sep
Laurentian Bank	-0.3	2.9	Sep
Average of Private Sector Forecasts	-0.5	2.8
Ministry of Finance	-2.9	2.4

CONCLUSION

As noted in the 2009-10 Budget forecast, Saskatchewan’s economy is not immune to global economic downturns. While the effects of recent turmoil on the Saskatchewan economy have emerged, the province has so far weathered this storm reasonably well relative to many other jurisdictions.

No other province has seen the kind of employment gains that have been witnessed here in Saskatchewan. Granted, some jobs have been lost. However, on average, total employment has risen by over 9,000 through the first 10 months of this year over the same period in 2008.

Although the pace of job growth is expected to slow next year, the outlook for the Saskatchewan economy in 2010 remains bright. As economies around the world improve, so too will the demand for Saskatchewan’s goods and services.

10   Mid-Year Report 2009-10/ Budget Update

Financial Overview

OVERVIEW

Compared to budget, potash revenue is projected to decrease $1.8 billion.

This decline is partially offset by reduced government expense ($232.7 million), stronger tax revenue ($192.8 million), particularly corporate, higher–than-budgeted oil revenue ($379.7 million) and increased CIC dividends ($460.0 million).

In addition, a transfer of $564.3 million is being taken from the Growth and Financial Security Fund (GFSF), $555.2 million more than budgeted.

By implementing the measures outlined above, the budgeted $424.5 million GRF surplus will be preserved and government debt will not increase this year despite the decline in potash revenue.

2009-10 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$10,660.8	$10,102.4	$9,872.9	$(787.9)	$(229.5)
Expense	10,245.4	10,052.4	10,012.7	(232.7)	(39.7)
Pre-Transfer Surplus	415.4	50.0	(139.8)	(555.2)	(189.8)
Transfer to GFSF	(207.7)	(25.0)	--	207.7	25.0
Transfer from GFSF	216.8	399.5	564.3	347.5	164.8
Net Transfer from (to) GFSF	9.1	374.5	564.3	555.2	189.8
GRF Surplus	$424.5	$424.5	$424.5	$--	$--

GFSF Balance*	$1,215.1	$840.6	$650.8	$(564.3)	$(189.8)

Government Total Debt*	$4,164.7	$4,164.7	$4,164.7	$--	$--
* Budget Estimate reflects 2008-09 year-end amounts.

It total, at mid-year:

•	revenue is down $787.9 million or 7.4 per cent from budget (down $229.5 million from first quarter);

•	expense is down $232.7 million or 2.3 per cent from budget (down $39.7 million from first quarter);

•	the net transfer from the GFSF is up $555.2 million (up $189.8 million from first quarter);

•	the budgeted GRF surplus is maintained at $424.5 million;

•	the GFSF is projected to have a year-end balance of $650.8 million; and,

•	Government debt is unchanged from March 31, 2009 at $4.2 billion.

Mid-Year Report 2009-10/ Budget Update    11

GRF REVENUE

2009-10 GRF REVENUE UPDATE

At mid-year, total GRF revenue is projected to be $9,872.9 million, a decrease of $787.9 million (7.4 per cent) from the budget estimate.

Taxation revenue is projected to be up a total of $192.8 million compared to the budget estimate.

Total income tax revenue is projected to be $217.8 million higher than budget due to increases in both Corporation ($171.8 million) and Individual Income Tax ($46.0 million) components.

The increase primarily reflects stronger-than-anticipated assessment data for the 2008 tax year which will result in larger-than-forecast reconciliation payments for the previous tax year and an acceleration of corporate installment payments from the federal government (estimated at $120 million).

Revised forecasts for personal taxable income growth and the corporate tax base in 2009 and 2010 are also included in the revised projections. See the Corporate Income Tax Update Appendix for more detail.

2009-10 REVENUE CHANGE, FROM BUDGET

	Budget	Mid-Year	Change
Potash	1,926.8	109.0	-1,817.8
Oil	573.1	952.8	379.7
All other Non-renewable Resources	869.0	719.0	-150.0
Total Non-renewable Resources	3,368.9	1,780.8	-1,588.1
Taxes	4,458.9	4,651.7	192.8
CIC Dividends	295.0	755.0	460.0
Other own-source revenue	1,080.3	1,057.9	-22.4
Federal Transfers	1,457.7	1,627.5	169.8

Total Revenue	10,660.8	9,872.9	-787.9

Provincial Sales Tax (PST) revenue is projected to be $25.0 million lower than budget due to lower-than-expected economic activity through the first half of the fiscal year. The revised forecast still reflects a two per cent increase over 2008-09 PST revenue.

Non-renewable resource revenue is projected to be $1,588.1 million lower than the budget estimate due to changes in the following areas.

Potash revenue is $1,817.8 million lower than budget reflecting lower-than-expected prices and sales volumes. The current potash forecast includes a 2009-10 average price of US$452 per KCl tonne (C$814 per K2O tonne), down from the budget forecast of US$556 per KCl tonne (C$1,071 per K2O tonne).

Total sales in 2009 are now forecast at 4.4 million K2O tonnes, down 5.8 million K2O tonnes from the budget assumption of 10.2 million K2O tonnes. The forecast for 2010 sales is now 10.0 million K2O tonnes

12   Mid-Year Report 2009-10/ Budget Update

based on an expected return to trend sales volumes. On a fiscal-year basis, these volumes translate to an average 2009-10 projection of 5.7 million tonnes. More details can be found in the Potash Forecast Update Appendix.

Natural gas revenue is projected to be $68.9 million lower than budget primarily due to lower prices. The average fiscal-year price for natural gas has fallen from $6.63 per gigajoule (GJ) at budget to the current forecast of $3.21 per GJ.

The Resource Surcharge is projected to decrease $61.0 million mainly due to lower-than-expected potash sales.

Other non-renewable resource revenue is projected to decrease $20.1 million mainly due to a lower-than-expected price forecast for uranium in 2009-10.

These declines are partially offset by a $379.7 million increase in oil revenue primarily as the result of higher-than-budgeted prices. At mid-year, the average fiscal-year West Texas Intermediate (WTI) oil price forecast is US$65.73 per barrel, up from the budget estimate of US$48.75. A smaller light-heavy differential, from 35 per cent at budget to 22 per cent at mid-year, also leads to an increased revenue projection.

2009-10 KEY RESOURCE FORECAST ASSUMPTIONS

	Budget	1st Quarter	Mid-Year
WTI Oil Price (US$ per barrel)	48.75	62.48	65.73
Exchange Rate (US cents)	85.13	86.05	93.15
Light-Heavy Differential (% of WTI)	35.0	24.9	22.2
Well-head Oil Price (C$ per barrel)	37.28	54.30	53.90
Production (million of barrels)	157.0	153.9	142.9
Total Oil Revenue ($Millions)	573.1	982.5	952.8
Well-head Natural Gas Price (C$ per gigajoule)	6.63	4.32	3.21
Total Natural Gas Revenue ($Millions)	102.2	54.7	33.3
Potash Average Price (C$ per K2O tonne)	1,071	880	814
Potash Average Price (US$ per KCI tonne)	556	456	452
Potash Production (million K2O tonnes)	10.3	7.4	5.7
Total Potash Revenue ($Millions)	1,926.8	637.6	109.0

These increases are partially offset by an increase in the average fiscal-year exchange rate, up from 85.13 US cents at budget to the current 93.15 US cents, and a decline in production. More details on the oil royalty forecast can be found in Oil Forecast Update Appendix.

Transfers from Crown Entities are projected to be $464.5 million higher than the budget estimate due to an unbudgeted, $460.0 million dividend from CIC and a net increase of $4.5 million from all other entities.

Additional details on the CIC special dividend can be found in Appendix 5.

Mid-Year Report 2009-10/ Budget Update    13

Other own-source revenue is forecast to decrease $26.9 million from the budget estimate due to a decrease in sales, services and service fees ($68.5 million) related to lower-than-expected agricultural land sales.

This decrease is partially offset by higher interest, premium, discount and exchange earnings ($18.0 million) and a net increase across all other own-source categories ($23.6 million).

Transfers from the Government of Canada are projected to increase $169.8 million largely due to unbudgeted federal funding from several new infrastructure and stimulus funding streams due to:

•	a $70.6 million increase at Advanced Education, Employment and Labour for new funding from the Knowledge Infrastructure Program, Labour Market Development Agreement and the Labour Market Agreement;

•	a $50.0 million increase in funding from the Provincial-Territorial Base Funding agreement related to prior-year expense;

•	a $34.3 million increase from the new Infrastructure Stimulus Fund and Building Canada Fund — Major Infrastructure Component funding streams related to both 2008-09 and 2009-10 expense;

•	a $15.0 million increase from the Building Canada Fund - Communities Component funding stream;

•	a $1.2 million increase in federal contributions to the Provincial Disaster Assistance Program; and,

•	a $1.3 million net decrease across all other federal-provincial cost-share agreements.

2009-10 REVENUE CHANGE, BY CATEGORY

(millions of dollars)	Change	Total
Total Revenue - Budget Estimate		$ 10,660.8
1st Quarter Total Change		- 558.4
Total Revenue - 1st Quarter Forecast		$ 10,102.4
2nd Quarter Forecast Adjustments
Potash	- 528.6
Resource Surcharge	- 61.0
Individual Income Tax	- 30.1
Oil	- 29.7
Provincial Sales Tax	- 25.0
Other Net Changes	- 11.1
Crown Investments Corporation Dividend	+ 275.0
Corporation Income Tax	+ 103.8
Other Transfers from the Government of Canada	+ 77.2
2nd Quarter Total Change		- 229.5
Total Change from Budget to Mid-Year		- 787.9
Total Revenue - Mid-Year Projection		$ 9,872.9

14   Mid-Year Report 2009-10/ Budget Update

GRF EXPENSE

At mid-year, GRF expense is projected to be down $232.7 million from the 2009-10 Budget. The $232.7 million net decrease is composed of $355.9 million in expense restraint measures, partially offset by a net increase of $123.2 million in other non-expense restraint forecast changes. See the 2009-10 GRF Expense Restraint Appendix for more detail.

Major changes from budget (including expense restraint measures) occur in the following Ministries.

•	Health is down $192.1 million from budget primarily by allowing regional health authorities to use long-term care capital funds, not currently required, to replace operating grants from the Ministry of Health and through deferral of capital funding related to the Children’s Hospital, leaving $5.0 million continuing in the budget for project planning (the commitment to these projects is maintained – funding will be provided in future years as construction occurs).

•	Agriculture is down $40.1 million from budget, primarily due to lower-than-expected costs for the Crown Land Incentive Program, the Crop Insurance Program, and the AgriInvest Program.

•	Education is down $31.2 million from budget, primarily due to a deferral of capital transfers not yet committed to specific projects.

2009-10 EXPENSE CHANGE, BY MINISTRY

(millions of dollars)	Change	Total
Expense - Budget Estimate		$ 10,245.4
Expense - Forecast Changes
Health	- 192.1
Agriculture	- 40.1
Education	- 31.2
Debt Servicing	- 15.0
Tourism, Parks, Culture and Sport	- 10.7
Environment	- 9.6
Government Services	- 2.6
Enterprise Saskatchewan	- 2.4
Advanced Education, Employment and Labour	+ 28.3
Municipal Affairs	+ 20.8
Social Services	+ 13.4
Corrections, Public Safety and Policing	+ 9.8
Justice and Attorney General	+ 2.9
Other Net Changes	- 4.2
Total Change from Budget to Mid-Year		- 232.7
Expense - Mid-Year Projection		$ 10,012.7

Mid-Year Report 2009-10/ Budget Update    15

•	Debt servicing is down $15.0 million from budget, primarily due to lower in-year borrowing requirements and lower interest rates.

•	Tourism, Parks, Culture and Sport is down $10.7 million from budget, primarily due to a deferral of capital funding related to the Building Communities Program and a reduction in estimated funding requirements for the Active Families Benefit.

•	Environment is down $9.6 million from budget, primarily due to savings resulting from a lower-than-average fire season.

•	Government Services is down $2.6 million from budget, primarily due to savings as a result of vacancy management, travel restraint, and other expense restraint measures.

•	Enterprise Saskatchewan is down $2.4 million from budget, primarily due to reduced project costs and savings in administrative funding as a result of expense restraint measures.

•	Advanced Education, Employment and Labour is up $28.3 million from budget, primarily due to an increase related to the federal government’s Knowledge Infrastructure Program and labour market programs.

2009-10 EXPENSE CHANGE, FROM BUDGET AND 1ST QUARTER

(millions of dollars)	Change	Total
Total Expense - Budget Estimate		$ 10,245.4
1st Quarter Expense Restraint
Capital Deferrals	- 132.3
Additional Expense Restraint	- 49.2
1st Quarter Forecast Changes	- 11.5
1st Quarter Total Change from Budget		- 193.0
Total Expense - 1st Quarter Forecast		$ 10,052.4
Fall Expense Restraint / Forecast Changes
Additional Expense Restraint	- 52.4
Health - Redirect Capital Funding to Operating	- 122.0
Debt Servicing	- 15.0
Knowledge Infrastructure Program	+ 56.4
Building Canada Fund - Communities Component	+ 23.9
Labour Market Agreements	+ 14.2
Saskatchewan Assistance Plan	+ 13.8
Municipal Infrastructure Grants	+ 9.9
Other Net Changes	+ 31.5
Mid-Year Total Change from 1st Quarter		- 39.7
Mid-Year Total Change from Budget		- 232.7
Total Expense - Mid-Year Projection		+ 10,012.7

16   Mid-Year Report 2009-10/ Budget Update

•	Municipal Affairs is up $20.8 million from budget, primarily due to increases resulting from infrastructure projects proceeding faster than anticipated.

•	Social Services is up $13.4 million from budget, primarily due to higher-than-expected Saskatchewan Assistance Plan caseloads.

•	Corrections, Public Safety and Policing is up $9.8 million from budget, primarily due to increases for claims under the Provincial Disaster Assistance Program, RCMP compensation increases and adult corrections inmate count management.

•	Justice and Attorney General is up $2.9 million from budget, primarily due to increased workloads in Court Services.

GROWTH AND FINANCIAL SECURITY FUND

The 2009-10 Budget included a net transfer of $9.1 million from the GFSF.

To maintain the budgeted surplus of $424.5 million, $564.3 million is forecast to be transferred from the GFSF to the GRF. The transfer from the GFSF results in the GRF meeting the balanced budget requirements of the The Growth and Financial Security Act.

The 2009-10 year-end balance in the GFSF is projected to be $650.8 million, a decrease of $564.3 million from 2008-09 year-end balance of $1,215.1 million.

Mid-Year Report 2009-10/ Budget Update    17

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations. Total debt is composed of gross debt less sinking funds plus guaranteed debt.

Government total debt at March 31, 2010 is currently forecast to be $4.2 billion, unchanged from March 31, 2009.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general total debt is forecast to be $1.0 billion, an increase of $489.7 million from March 31, 2009. GBE specific total debt is forecast to be $3.4 billion, an increase of $349.4 million from March 31, 2009.

Taken together, Crown corporation total debt is currently forecast to be $4.4 billion, an increase of $839.1 million. This is approximately $0.1 billion lower than the increase anticipated in the budget, due to changes in the timing of capital projects.

GRF TOTAL DEBT
As at March 31, 2010

		1st Quarter Forecast	Mid-Year Projection	Change from
(millions of dollars)	31-Mar-09	31-Mar-10		31-Mar-09	1st Quarter
Government Total Debt	$4,164.7	$4,164.7	$4,164.7	$--	$--
Crown Corporation Total Debt*	3,557.2	4,393.0	4,396.3	839.1	3.3
GRF Total Debt	$7,721.9	$8,557.7	$8,561.0	$839.1	$3.3
* Crown Corporation General Total Debt plus Government Business Enterprise Specific Total Debt

18   Mid-Year Report 2009-10/ Budget Update

BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2009-10 borrowing requirements are projected to be $64.4 million lower than estimated in the budget due to lower requirements for Crown corporations ($83.1 million), partly offset by higher requirements for government purposes ($18.7 million).

GRF Borrowing Requirements

(thousands of dollars)	Budget Estimate	Mid-Year Projection	Change from Budget
Borrowing for Crown Corporations
Municipal Financing Corporation
of Saskatchewan	$30,000	$60,908	$30,908
Saskatchewan Gaming Corporation	--	6,000	6,000
Saskatchewan Opportunities Corporation	18,300	15,300	(3,000)
Saskatchewan Power Corporation	598,700	663,200	64,500
Saskatchewan Telecommunications
Holding Corporation	150,000	100,000	(50,000)
Saskatchewan Water Corporation	33,300	20,600	(12,700)
SaskEnergy Incorporated	218,800	100,000	(118,800)
Borrowing for Crown Corporations	$1,049,100	$966,008	$(83,092)
Borrowing for Government	140,470	159,129	18,659
Total Borrowing Requirements	$1,189,570	$1,125,137	$(64,433)

The decrease in borrowing by Crown corporations is largely attributable to lower requirements for SaskEnergy. This is due to delays in various capital projects.

Government borrowing requirements have increased slightly due to higher working capital requirements.

Mid-Year Report 2009-10/ Budget Update    19

GENERAL REVENUE FUND
FINANCIAL TABLES

2009-10 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$10,660.8	$10,102.4	$9,872.9	$(787.9)	$(229.5)
Expense	10,245.4	10,052.4	10,012.7	(232.7)	(39.7)
Pre-Transfer Surplus	415.4	50.0	(139.8)	(555.2)	(189.8)
Transfer to GFSF	(207.7)	(25.0)	--	207.7	25.0
Transfer from GFSF	216.8	399.5	564.3	347.5	164.8
Net Transfer from (to) GFSF	9.1	374.5	564.3	555.2	189.8
GRF Surplus	$424.5	$424.5	$424.5	$--	$--

GFSF Balance*	$1,215.1	$840.6	$650.8	$(564.3)	$(189.8)

Government Total Debt*	$4,164.7	$4,164.7	$4,164.7	$--	$--
* Budget Estimate reflects 2008-09 year-end amounts.

Mid-Year Report 2009-10/ Budget Update    21

GENERAL REVENUE FUND

Statement of Revenue

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Corporation Income	$624,900	$692,900	$796,700	$171,800	$103,800
Fuel	438,000	438,000	438,000	--	--
Individual Income	1,802,600	1,878,700	1,848,600	46,000	(30,100)
Provincial Sales	1,155,600	1,155,600	1,130,600	(25,000)	(25,000)
Tobacco	190,500	190,500	190,500	--	--
Other	247,300	247,300	247,300	--	--
Taxes	$4,458,900	$4,603,000	$4,651,700	$192,800	$48,700
Crown Land Sales	$127,800	$127,800	$127,800	$--	$--
Natural Gas	102,200	54,700	33,300	(68,900)	(21,400)
Oil	573,100	982,500	952,800	379,700	(29,700)
Potash	1,926,800	637,600	109,000	(1,817,800)	(528,600)
Resource Surcharge	461,800	461,800	400,800	(61,000)	(61,000)
Other	177,200	174,400	157,100	(20,100)	(17,300)
Non-Renewable Resources	$3,368,900	$2,438,800	$1,780,800	$(1,588,100)	$(658,000)
Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$185,000	$--	$--
- Special Dividend	110,000	295,000	570,000	460,000	275,000
Saskatchewan Liquor and Gaming Authority	440,700	440,700	431,400	(9,300)	(9,300)
Other Enterprises and Funds	41,200	41,200	55,000	13,800	13,800
Transfers from Crown Entities	$776,900	$961,900	$1,241,400	$464,500	$279,500
Fines, Forfeits and Penalties	$10,500	$10,500	$12,400	$1,900	$1,900
Interest, Premium, Discount and Exchange	176,700	176,700	194,700	18,000	18,000
Motor Vehicle Fees	149,400	149,400	149,400	--	--
Other Licences and Permits	32,800	32,800	32,800	--	--
Sales, Services and Service Fees	173,100	101,100	104,600	(68,500)	3,500
Transfers from Other Governments	15,900	15,900	18,000	2,100	2,100
Other	40,000	62,000	59,600	19,600	(2,400)
Other Revenue	$598,400	$548,400	$571,500	$(26,900)	$23,100
Own-Source Revenue	$9,203,100	$8,552,100	$8,245,400	$(957,700)	$(306,700)
Canada Health Transfer	$843,500	$843,500	$843,500	$--	$--
Canada Social Transfer	335,000	335,000	335,000	--	--
Other	279,200	371,800	449,000	169,800	77,200
Transfers from the Government of Canada	$1,457,700	$1,550,300	$1,627,500	$169,800	$77,200
Revenue	$10,660,800	$10,102,400	$9,872,900	$(787,900)	$(229,500)

22   Mid-Year Report 2009-10/ Budget Update

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Executive Branch of Government
Advanced Education, Employment and Labour	$840,020	$840,020	$868,335	$28,315	$28,315
Agriculture	483,444	465,194	443,319	(40,125)	(21,875)
Corrections, Public Safety and Policing	324,014	330,514	333,861	9,847	3,347
Education	1,206,066	1,176,066	1,174,834	(31,232)	(1,232)
- Teachers' Pensions and Benefits	173,169	173,169	173,169	--	--
Energy and Resources	42,888	42,888	40,982	(1,906)	(1,906)
Enterprise and Innovation Programs	22,133	22,133	21,835	(298)	(298)
Enterprise Saskatchewan	47,305	47,305	44,886	(2,419)	(2,419)
Environment	200,380	200,380	190,780	(9,600)	(9,600)
Executive Council	9,057	9,057	9,002	(55)	(55)
Finance	64,981	64,981	63,650	(1,331)	(1,331)
- Public Service Pensions and Benefits	264,411	264,411	264,411	--	--
Finance Debt Servicing	502,500	502,500	487,500	(15,000)	(15,000)
First Nations and Métis Relations	87,585	87,585	89,285	1,700	1,700
Government Services	14,884	14,884	12,334	(2,550)	(2,550)
Health	4,075,223	3,980,223	3,883,123	(192,100)	(97,100)
Highways and Infrastructure	436,990	436,990	435,072	(1,918)	(1,918)
Information Technology Office	7,091	7,091	6,662	(429)	(429)
Innovation Saskatchewan*	--	--	520	520	520
Intergovernmental Affairs	4,014	4,014	3,769	(245)	(245)
Justice and Attorney General	142,275	143,775	145,200	2,925	1,425
Municipal Affairs	339,697	338,497	360,528	20,831	22,031
Office of the Provincial Secretary	5,024	5,024	4,812	(212)	(212)
Public Service Commission	38,085	38,085	37,495	(590)	(590)
Saskatchewan Research Council	15,016	15,016	15,016	--	--
Social Services	722,760	722,760	736,148	13,388	13,388
Tourism, Parks, Culture and Sport	139,180	131,867	128,442	(10,738)	(3,425)
Legislative Branch of Government
Chief Electoral Officer	1,179	1,179	1,675	496	496
Children's Advocate	1,621	1,621	1,621	--	--
Conflict of Interest Commissioner	151	151	151	--	--
Information and Privacy Commissioner	927	927	927	--	--
Legislative Assembly	23,662	23,662	23,727	65	65
Ombudsman	2,195	2,195	2,195	--	--
Provincial Auditor	7,459	7,459	7,459	--	--
Additional Expense Restraint	--	(49,206)	--	--	49,206
Expense	$10,245,386	$10,052,417	$10,012,725	$(232,661)	$(39,692)
* Innovation Saskatchewan was established on November 2, 2009.

Mid-Year Report 2009-10/ Budget Update    23

GENERAL REVENUE FUND

Statement of Debt

	(thousands of dollars)
		As at March 31, 2010		Mid-Year
	31-Mar-09	1st Quarter Forecast	Mid-Year Projection	Change from 31-Mar-09
Government General Debt	$4,145,286	$4,137,673	$4,137,653	$(7,633)
Crown Corporation General Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$--
Municipal Financing Corporation
of Saskatchewan	1,062	5,000	10,000	8,938
Saskatchewan Crop Insurance Corporation	2,053	--	--	(2,053)
Saskatchewan Housing Corporation	33,212	31,909	31,834	(1,378)
Saskatchewan Opportunities Corporation	37,543	48,899	42,096	4,553
Saskatchewan Power Corporation	140,000	375,267	602,163	462,163
Saskatchewan Telecommunications
Holding Corporation	28,900	26,300	16,400	(12,500)
Saskatchewan Water Corporation	41,412	86,117	57,007	15,595
SaskEnergy Incorporated	222,500	314,561	237,751	15,251
Crown Corporation General Debt	$520,229	$901,600	$1,010,798	$490,569
Government Business Enterprise Specific Debt
Municipal Financing Corporation
of Saskatchewan	$37,266	$88,865	$88,853	$51,587
Saskatchewan Gaming Corporation	--	6,000	6,000	6,000
Saskatchewan Power Corporation	2,157,215	2,383,089	2,319,705	162,490
Saskatchewan Telecommunications
Holding Corporation	262,468	356,504	356,235	93,767
SaskEnergy Incorporated	579,092	656,953	614,721	35,629
Government Business Enterprise Specific Debt	3,036,041	3,491,411	3,385,514	349,473
Total Public Debt	7,701,556	8,530,684	8,533,965	832,409
Guaranteed Debt	20,305	27,025	27,045	6,740
Total Debt	$7,721,861	$8,557,709	$8,561,010	$839,149
Total Debt by Category
Government Gross Debt	$7,109,217	$6,430,486	$6,404,561	$(704,656)
Government Sinking Funds	(2,963,931)	(2,292,813)	(2,266,908)	697,023
	$4,145,286	$4,137,673	$4,137,653	$(7,633)
Government Guaranteed Debt	19,412	27,025	27,045	7,633
Government Total Debt	$4,164,698	$4,164,698	$4,164,698	$--
Crown Corporation Gross Debt	$3,956,576	$4,797,725	$4,802,719	$846,143
Crown Corporation Sinking Funds	(400,306)	(404,714)	(406,407)	(6,101)
	$3,556,270	$4,393,011	$4,396,312	$840,042
Crown Corporation Guaranteed Debt	893	--	--	(893)
Crown Corporation Total Debt	$3,557,163	$4,393,011	$4,396,312	$839,149

Total Debt	$7,721,861	$8,557,709	$8,561,010	$839,149

24   Mid-Year Report 2009-10/ Budget Update

SUMMARY FINANCIAL STATEMENT
INFORMATION

INTRODUCTION

Summary financial information provides an accounting of the full nature and extent of the financial affairs and resources which the Government controls. This information consolidates the financial transactions of the GRF, Crown corporations, agencies, boards and commissions.

SUMMARY STATEMENT OF SURPLUS

The summary statement balance is currently projected to be a deficit of $1,047.2 million, a deterioration of $1,022.4 million from the budgeted deficit of $24.8 million.

SUMMARY STATEMENT OF TOTAL DEBT

GRF total debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others.

The GRF is not responsible for this other debt. The Summary Statement of Debt calculates the total debt of government entities by listing both GRF debt and other debt.

2009-10 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(millions of dollars)
2009-10 Summary Financial Surplus/(Deficit) - Budget Estimate	$(24.8)
Changes from Budget
Net Decrease in GRF Revenue	- 787.9
Increased CIC Dividends	- 460.0
Reduced GRF Expense	+ 232.6
Deferred RHA Capital	- 122.0
Decrease in CIC Board Organization Earnings	- 56.2
Increase in Not-for-Profit Insurance Organization Earnings	+ 123.2
Other Net Changes	+ 47.9
Total Change from Budget	- 1,022.4
2009-10 Summary Financial Surplus/(Deficit) - Mid-Year Projection	$(1,047.2)

Mid-Year Report 2009-10/ Budget Update    25

SUMMARY STATEMENT TOTAL DEBT
As at March 31

(millions of dollars)	31-Mar-09	Mid-Year Projection 31-Mar-10	Change from 31-Mar-09
GRF Debt for Crown Corporations	$3,557.2	$4,396.3	$839.1
GRF Debt for Government	4,164.7	4,164.7	--
GRF Total Debt	$7,721.9	$8,561.0	$839.1
Other Debt	251.0	261.6	10.6
Summary Statement Total Debt	$7,972.9	$8,822.6	$849.7

26   Mid-Year Report 2009-10/ Budget Update

SUMMARY FINANCIAL STATEMENT
TABLES

Summary Statement of Surplus

Summary Statement of Debt

Mid-Year Report 2009-10/ Budget Update    27

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2009-10	Projection 2009-10	Change
Treasury Board Organizations [1]
General Revenue Fund (GRF)	$424.5	$424.5	$--
Growth and Financial Security Fund	(9.1)	(564.3)	(555.2)
Agricultural Credit Corporation of Saskatchewan	2.2	2.4	0.2
Community Initiatives Fund	0.7	(0.1)	(0.8)
Enterprise Saskatchewan	(7.9)	2.4	10.3
Liquor and Gaming Authority	440.7	431.4	(9.3)
Regional Colleges	(3.2)	19.3	22.5
Regional Health Authorities	11.7	(119.5)	(131.2)
Saskatchewan Agricultural Stabilization Fund	(7.7)	(8.2)	(0.5)
Saskatchewan Cancer Agency	(6.8)	(6.0)	0.8
Saskatchewan Communications Network Corporation	--	--	--
Saskatchewan Health Information Network	(4.3)	21.3	25.6
Saskatchewan Housing Corporation	--	--	--
Saskatchewan Institute of Applied Science and Technology	(1.8)	1.2	3.0
Saskatchewan Research Council	--	0.2	0.2
Saskatchewan Student Aid Fund	(8.0)	(19.3)	(11.3)
Saskatchewan Watershed Authority	(7.4)	(7.2)	0.2
Other Organizations	5.0	10.4	5.4
Interagency Accounting Adjustments [2]	(21.1)	(21.1)	--
Adjustment to account for pension costs on an accrual basis	(389.0)	(387.6)	1.4
	$418.5	$(220.2)	$(638.7)
Dividends included in GRF surplus	(440.7)	(431.4)	9.3
Surplus (Deficit) of Treasury Board Organizations	$(22.2)	$(651.6)	$(629.4)
CIC Board Organizations [3]
Crown Investments Corporation (non-consolidated) [4]	$(87.6)	$(89.6)	$(2.0)
CIC Asset Management Inc. [5]	18.7	(23.2)	(41.9)
Information Services Corporation	17.0	11.5	(5.5)
SaskEnergy Incorporated	71.8	50.0	(21.8)
Saskatchewan Gaming Corporation	25.4	24.2	(1.2)
Saskatchewan Government Insurance	40.6	46.0	5.4
Saskatchewan Opportunities Corporation	5.0	4.8	(0.2)
Saskatchewan Power Corporation	137.5	79.0	(58.5)
Saskatchewan Telecommunications Holding Corporation	116.0	120.3	4.3
Saskatchewan Transporation Company	(1.1)	(0.6)	0.5
Saskatchewan Water Corporation	(0.1)	(0.1)	--
Interagency Accounting Adjustments [2]	(99.9)	(35.3)	64.6
Other	--	0.1	0.1
	$243.3	$187.1	$(56.2)
Dividends included in GRF surplus	(295.0)	(755.0)	(460.0)
Retained Surplus of CIC Board Organizations	$(51.7)	$(567.9)	$(516.2)

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(73.9)	$(1,219.5)	$(1,145.6)

28   Mid-Year Report 2009-10/ Budget Update

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2001-10	Projected 2009-10	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(73.9)	$(1,219.5)	$(1,145.6)
Not-for-Profit Insurance Organizations [6]
Saskatchewan Auto Fund	$(25.4)	$(33.1)	$(7.7)
Saskatchewan Crop Insurance Corporation	21.6	159.9	138.3
Crop Reinsurance Fund of Saskatchewan	47.8	42.3	(5.5)
Workers' Compensation Board (Saskatchewan)	5.1	3.2	(1.9)
Surplus (Deficit) of Not-for-Profit Insurance Organizations	$49.1	$172.3	$123.2

Surplus (Deficit)	$(24.8)	$(1,047.2)	$(1,022.4)
[1] The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
[2] Interagency accounting adjustments are to ensure financial transactions between agencies are effectively eliminated.
[3] The budgets of these organizations include grants from CIC and are subject to CIC Board review.
[4] Excludes dividend revenue from subsidiaries.
[5] Formerly Investment Saskatchewan Inc.
[6] These insurance organizations establish rates and fees that will allow them to be actuarially sound over the long term.

Mid-Year Report 2009-10/ Budget Update    29

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt

	(thousands of dollars)
		Mid-Year Projection 31-Mar-10			Mid-Year Change from
	31-Mar-09	GRF Debt	Other Debt	Debt	31-Mar-09
Treasury Board Organizations
Government Public Debt	$4,145.3	$4,137.7	$--	$4,137.7	$(7.6)
Municipal Financing Corporation
of Saskatchewan	$38.3	$98.9	$--	$98.9	$60.6
Regional Health Authorities	75.3	--	77.2	77.2	1.9
Saskatchewan Housing Corporation	44.4	31.8	10.0	41.8	(2.6)
Other Treasury Board Organizations	2.0	--	2.2	2.2	0.2
Public Debt of Other
Treasury Board Organizations	$160.0	$130.7	$89.4	$220.1	$60.1
Public Debt of Treasury Board Organizations	$4,305.3	$4,268.4	$89.4	$4,357.8	$52.5
CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$13.5	$--	$13.5	$--
Investment Saskatchewan Inc.	41.8	--	58.6	58.6	16.8
Saskatchewan Gaming Corporation	19.4	6.0	14.2	20.2	0.8
Saskatchewan Opportunities Corporation	37.5	42.1	--	42.1	4.6
Saskatchewan Power Corporation	2,379.7	2,921.9	79.7	3,001.6	621.9
Saskatchewan Telecommunications	298.1	372.6	6.6	379.2	81.1
Saskatchewan Water Corporation	41.4	57.0	--	57.0	15.6
SaskEnergy Incorporated	807.5	852.5	7.6	860.1	52.6
Public Debt of CIC Board Organizations	$3,638.9	$4,265.6	$166.7	$4,432.3	$793.4
Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance
Corporation	2.1	--	--	--	(2.1)
Public Debt of Not-for-Profit
Insurance Organizations	$2.1	$--	$--	$--	$(2.1)
Public Debt	$7,946.3	$8,534.0	$256.1	$8,790.1	$843.8
Guaranteed Debt	26.6	27.0	5.5	32.5	5.9
Total Debt	$7,972.9	$8,561.0	$261.6	$8,822.6	$849.7
Government Purpose	$4,164.7	$4,164.7	$--	$4,164.7	--
Other Treasury Board Organizations	161.5	130.7	90.6	221.3	59.8
CIC Board Organizations	3,644.6	4,265.6	171.0	4,436.6	792.0
Not-for-Profit Organizations	2.1	--	--	--	(2.1)
Total Debt	$7,972.9	$8,561.0	$261.6	$8,822.6	$849.7

30   Mid-Year Report 2009-10/ Budget Update

APPENDICES

APPENDIX 1
POTASH FORECAST UPDATE

At first quarter, the 2009-10 potash royalty forecast was reduced by $1.3 billion, from $1.9 billion to $637.6 million, as the result of incorporating lower-than-budgeted prices and sales volumes.

At mid-year, the potash revenue forecast has been reduced to $109.0 million, an additional decline of $528.6 million since first quarter and its lowest level since 1996-97. The downward revision is primarily due to a further reduction in 2009 sales volumes as the Saskatchewan industry continues to experience one of its toughest years ever. The annual decline in potash sales volumes in 2009 is unprecedented.

MARKET ENVIRONMENT

While other crop nutrients experienced significant declines in prices and sales volumes in late 2008, the market for potash stayed relatively firm, with offshore prices reaching US$1,000 per KCl tonne in the latter part of 2008 while averaging close to US$425 per KCl tonne (C$733 per K2O tonne).

In early 2009, potash prices stayed at levels higher than needed to realize the 2009-10 Budget assumption of US$556 per KCl tonne (C$1,071 per K2O tonne). For example, contracts with Asian and Latin American buyers were negotiated at prices of US$700 per KCl tonne (delivered) and higher. However, sales volumes at these prices were small and sales to North America and Asia remained sluggish.

In July, global producers agreed to a contract with India, a major consumer of potash, at prices well below last year’s prices (US$460 per KCl tonne delivered). This was seen as a positive development in terms of a price signal to consumers around the world. The India contract was also seen as the potential beginning of a recovery in global demand, but the anticipated rebound has yet to materialize.

A contract between global producers and China has not been reached and sales to both the domestic and offshore markets remain well below average for several reasons, one of which is uncertainty over further price reductions as long as the China contract remains outstanding.

SALES

Through the end of September, total potash sales by Saskatchewan producers were 70 per cent lower than the same period in 2008. As a result, the mid-year

Mid-Year Report 2009-10/ Budget Update    31

forecast incorporates a 2009 sales volume projection of 4.4 million K2O tonnes, an unprecedented annual decline and the lowest level since 1972.

The mid-year royalty forecast assumes a recovery in potash sales in 2010 to levels in line with long-term trends, 10.0 million K2O tonnes. This outlook is based largely on the expectation of farmers needing to replenish soil nutrients after under-application this year.

On a fiscal-year basis, these sales volumes translate to a 2009-10 forecast of 5.7 million K2O tonnes.

PRICE

The mid-year potash royalty forecast assumes a 2009 average Saskatchewan mine netback price of US$454 per KCl tonne (C$841 per K2O tonne), virtually unchanged from first quarter. While this represents a decline of approximately US$100 per KCl tonne from the budget assumption, it will be the highest realized price on record, even higher than the 2008 average price of close to US$425 per KCl tonne (C$733 per K2O tonne). Potash prices remain high in an historic context.

The 2009-10 royalty forecast assumes prices in US dollars will remain flat in 2010, falling slightly to US$444 per KCl tonne (C$734 per K2O tonne).

On a fiscal-year basis, these prices translate to an average 2009-10 price of US$452 per KCl tonne (C$814 per K2O tonne).

32   Mid-Year Report 2009-10/ Budget Update

RISK

The application of potash cannot be delayed indefinitely, and reducing fertilizer application even for a short period of time poses risk to crop yields. However, global sales of potash remain soft against a backdrop of continued price uncertainty.

While the 2009 volume of potash sales and prices have been reduced considerably since budget, there is still uncertainty regarding the 2009-10 potash revenue forecast. Sales in 2010 could be lower than currently projected as the timing of the recovery in the potash market continues to remain uncertain.

Mid-Year Report 2009-10/ Budget Update    33

APPENDIX 2
OIL FORECAST UPDATE

At first quarter, the 2009-10 oil revenue forecast was increased by $409.4 million, from $573.1 million to $982.5 million, largely as the result of higher West Texas Intermediate (WTI) oil prices and a smaller light-heavy differential forecast.

Since first quarter, WTI oil prices have remained higher than anticipated and the light-heavy differential continues to be smaller than anticipated. However, the value of the Canadian dollar has increased over the same time period, thereby offsetting most of the gains from higher WTI oil prices and a smaller differential. The end result is a slight reduction in the average Canadian-dollar well-head price projection since first quarter, from C$54.30 per barrel to C$53.90.

This slight reduction in well-head prices since first quarter, combined with a reduction in production, result in a mid-year oil revenue forecast that is $952.8 million. While this is a decrease of $29.7 million from the first quarter, it is still $379.7 million higher than budget.

2009-10 OIL REVENUE FORECAST ASSUMPTIONS

	Budget	1st Quarter	Mid-Year
WTI Oil Price (US$ per barrel)	48.75	62.48	65.73
Exchange Rate (US cents)	85.13	86.05	93.15
Light-Heavy Differential (% of WTI)	35.0	24.9	22.2
Well-head Oil Price (C$ per barrel)	37.28	54.30	53.90
Production (million barrels)	157.0	153.9	142.9
Average Royalty Rate (%)	9.4	11.5	12.0
Total Oil Revenue ($Millions)	573.1	982.5	952.8

PRICE

The fiscal-year WTI oil price assumption used in the 2009-10 Budget was US$48.75 per barrel, which was at the low end of private sector forecasts available at the time. Since the 2009-10 Budget was delivered, the price of a barrel of WTI oil has increased. The second quarter WTI oil assumption is US$65.73 per barrel based on recent private sector forecasts.

The WTI oil price to the end of October averaged US$65.65 per barrel, and needs to average US$65.84 for the remaining five months of the 2009-10 fiscal year to reach the mid-year forecast assumption.

DIFFERENTIAL

The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in US$ per barrel. WTI oil is a high quality light sweet (low density and sulphur content) crude.

However, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than WTI light sweet crude oil.

34   Mid-Year Report 2009-10/ Budget Update

In order for this crude oil to be transported by pipeline, it needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Lower quality, blended crude oil is less attractive to refiners and therefore commands a lower price received. While the price of WTI oil is a component of the oil revenue forecast, the forecast also relies on estimates of the price differential between the blended heavy oil and light sweet crude oil.

The budget forecast assumed the light-heavy differential would be 35.0 per cent of WTI. The differential was reduced to 24.9 per cent at first quarter and has been further reduced to 22.2 per cent at mid-year. Effectively, the gap between the price for light sweet crude and heavy crude has narrowed. The narrowing differential increases the sensitivity of GRF oil revenue to changes in the WTI, assuming none of the other relevant factors have changed over a one-year period.

An incremental US$1 per barrel change in the average WTI oil price over a one-year period is now expected to yield an approximate $20 million change to GRF oil revenue.

EXCHANGE RATE

The price of Saskatchewan’s crude oil is determined based on prices in the United States. This results in the US$ exchange rate being an important factor in determining the price of oil produced in Saskatchewan.

The current exchange rate forecast is 93.15 US cents, which is up from the budget assumption of 85.13 US cents. The value of the Canadian dollar averaged 89.2 US cents to the end of October. It now needs to average approximately 98.7 US cents over the remaining five months of the 2009-10 fiscal year to reach the mid-year forecast assumption.

Currently, assuming none of the other relevant factors change over a one-year period, an incremental one cent change in the average exchange rate will result in about a $14 million change in GRF oil revenue.

PRODUCTION

The forecast for oil production has decreased from 157.0 million barrels at budget to 142.9 million barrels at mid-year. The decrease in production is mainly due to lower-than-expected drilling activity.

Mid-Year Report 2009-10/ Budget Update    35

APPENDIX 3
CORPORATE INCOME TAX
UPDATE

Saskatchewan’s income taxes are administered by the federal government under the terms of the Canada-Saskatchewan Tax Collection Agreement. This Agreement stipulates the manner in which corporate income taxes are paid to the Province, including how payments are determined and the timing of payments.

The federal government makes corporate income tax instalment payments to the Province throughout the year based on estimates that rely on:

•	federal forecasts of the national corporate taxable income base for the current tax year; and,

•	an allocation of that base amongst provinces using the most recent tax assessment information available at the start of the fiscal year.

A reconciliation of instalment payments to actual assessments occurs once tax returns have been assessed. The 2008 tax assessments are currently being completed and will result in a prior year adjustment in the 2009-10 fiscal period.

2009-10 SASKATCHEWAN CORPORATE INCOME TAX
REVENUE FORECAST - SUMMARY OF ADJUSTMENTS

(millions of dollars)
Corporate Income Tax - Budget Estimate	$ 624.9
2nd Quarter Forecast Adjustments
Federal Base Reduction	- 43.2
Assessment Results*	+ 95.0
Accelerated Payments*	+ 120.0
Corporate Income Tax - Mid-Year Forecast	$ 796.7
* Preliminary estimated impacts.

2009-10 CORPORATE INCOME TAX
REVENUE FORECAST

•	The 2009-10 Budget forecast relied on a federal forecast of the national corporate taxable income base of $178.4 billion for the 2009 taxation year. The federal government has revised this forecast to $162.7 billion, reducing Saskatchewan’s instalment payments by $43.2 million in 2009-10.

•	The 2009-10 Budget forecast anticipated that a strong provincial economy during 2008 would translate into tax assessments that would be greater than the instalment payments received by the Province for that taxation year. Based on assessment information received to date, provincial tax assessments for 2008 will be even greater than expected, adding about $95 million to 2009-10 corporate income tax revenue.

•	The federal government recently agreed to accelerate the timing of corporate income tax instalment payments to the provinces. This acceleration of payments will result in the receipt of an extra four instalment payments during the 2009-10 fiscal year, increasing corporate income tax revenue by an estimated $120 million.

36   Mid-Year Report 2009-10/ Budget Update

APPENDIX 4
2009-10 GRF EXPENSE
RESTRAINT

To deal with lower-than-budgeted revenue, government has undertaken a series of cost-savings measures in 2009-10.

In the 1st Quarter Financial Report, a total of $132.3 million in specific capital deferral measures were announced for projects that do not require payments this year because they are still in the planning stage.

In addition to the capital deferrals, government committed to find an additional $49.2 million in savings this year.

On October 16, 2009, the Minister of Finance announced a total of $101.6 million in additional savings, $52.4 million more than originally committed to in the 1st Quarter Financial Report.

At mid-year, a further $122.0 million in savings has been identified at the Ministry of Health by allowing regional health authorities to use capital project funds, not currently required for seniors’ long-term care facilities, to fund reduced operating grants. The commitment to these capital projects is maintained and funding will be provided in future years as construction occurs.

In total, savings of $355.9 million have been achieved by government after careful review of government capital projects, program utilization and government travel and vacancy management. These cost-saving measures are fully reflected in the expense projections in the Mid-Year Report.

2009-10 EXPENSE RESTRAINT RECONCILIATION

(millions of dollars)
Total Expense - Budget Estimate			$ 10,245.4
1st Quarter Capital Deferrals
Health (Children's Hospital deferral)	- 95.0
Education (Uncommitted capital funding)	- 30.0
Tourism, Parks, Culture and Sport (Building Communities Program)	- 7.3
1st Quarter Capital Deferrals		- 132.3
Additional Restraint announced on October 16, 2009*
GRF Program Savings	- 56.5
GRF Capital Deferrals	- 35.1
GRF Travel and Vacancy Management	- 10.0
Additional Restraint announced on October 16, 2009*		- 101.6
Additional Mid-Year Restraint at Ministry of Health		- 122.0
Total 2009-10 GRF Expense Restraint			- 355.9
Total Forecast Changes			+ 123.2
Total Expense - Mid-Year Projection			$10,012.7
* Includes $5 million in non-clinical savings in the Regional Health Authorities

Mid-Year Report 2009-10/ Budget Update    37

The contribution by Ministry to total GRF restraint is detailed in the table on the following page.

At mid-year, the $355.9 million in total GRF cost-savings is partially offset by a net increase of $123.2 million in other forecast changes.

However, the in-year expense increases in Advanced Education, Employment and Labour and Municipal Affairs are primarily due to increases in programs that are cost-shared or fully funded by the federal government and do not reflect the impact of additional federal revenue that will be received for these programs.

The net impact to the GRF of in-year expense increases at these Ministries is considerably less than what is identified in the table. Higher-than-budgeted expense due to these cost-shared programs leverages an additional $94.4 million in unbudgeted federal revenue.

In addition, another $77.0 million from federal infrastructure and stimulus funding will be received by the GRF in 2009-10 related to budgeted expense and prior-year spending.

38   Mid-Year Report 2009-10/ Budget Update

2009-10 GRF EXPENSE CHANGES FROM BUDGET

		Changes from Budget
(thousands of dollars)	Budget Estimate	Total Restraint	Other Changes	Mid-Year Projection
Executive Branch of Government
Advanced Education, Employment and Labour	$840,020	$(42,252)	$70,567	$868,335
Agriculture	483,444	(21,875)	(18,250)	443,319
Corrections, Public Safety and Policing	324,014	--	9,847	333,861
Education	1,206,066	(31,232)	--	1,174,834
- Teachers' Pensions and Benefits	173,169	--	--	173,169
Energy and Resources	42,888	(1,900)	(6)	40,982
Enterprise and Innovation Programs	22,133	--	(298)	21,835
Enterprise Saskatchewan	47,305	(1,899)	(520)	44,886
Environment	200,380	(9,600)	--	190,780
Executive Council	9,057	(55)	--	9,002
Finance	64,981	(1,110)	(221)	63,650
- Public Service Pensions and Benefits	264,411	--	--	264,411
Finance Debt Servicing	502,500	--	(15,000)	487,500
First Nations and Metis Relations	87,585	(843)	2,543	89,285
Government Services	14,884	(2,550)	--	12,334
Health	4,075,223	(226,600)	34,500	3,883,123
Highways and Infrastructure	436,990	(1,918)	--	435,072
Information Technology Office	7,091	(429)	--	6,662
Innovation Saskatchewan*	--	--	520	520
Intergovernmental Affairs	4,014	(245)	--	3,769
Justice and Attorney General	142,275	(750)	3,675	145,200
Municipal Affairs	339,697	(1,589)	22,420	360,528
Office of the Provincial Secretary	5,024	(212)	--	4,812
Public Service Commission	38,085	(750)	160	37,495
Saskatchewan Research Council	15,016	--	--	15,016
Social Services	722,760	--	13,388	736,148
Tourism, Parks, Culture and Sport	139,180	(10,095)	(643)	128,442
Legislative Branch of Government
Chief Electoral Officer	1,179	--	496	1,675
Children's Advocate	1,621	--	--	1,621
Conflict of Interest Commissioner	151	--	--	151
Information and Privacy Commissioner	927	--	--	927
Legislative Assembly	23,662	--	65	23,727
Ombudsman	2,195	--	--	2,195
Provincial Auditor	7,459	--	--	7,459
Expense	$10,245,386	$(355,904)	$123,243	$10,012,725
* Innovation Saskatchewan was established on November 2, 2009.

Mid-Year Report 2009-10/ Budget Update    39

APPENDIX 5
DIVIDENDS FROM CROWN
INVESTMENTS
CORPORATION OF
SASKATCHEWAN (CIC)

In 2009-10, dividends from CIC total $755 million.

Special Dividends represent $570 million, including $560 million from the proceeds of sale of the government interest in Saskferco and $10 million to support Green Initiatives.

CIC continues to hold $195 million in proceeds from the Saskferco sale for use in future years related to the Children’s Hospital project.

SASKFERCO SALE PROCEEDS AND ALLOCATION

(millions of dollars)
Proceeds on sale of Saskferco
Dividends	577.4
Return of equity	239.5
Total Proceeds on sale of Saskferco	816.9
Allocation of Saskferco Sale Proceeds
Special Dividends in 2009-10
Children's Hospital (planning funds)	5.0
Other (to support third-party capital and other uses)	555.0
Total Special Dividends 2009-10	560.0
Held for future development of Children's Hospital	195.0
Held for CIC projects	61.9
Total Allocation	816.9

40   Mid-Year Report 2009-10/ Budget Update